Exhibit 99.1

BARRICK DELIVERS ON GUIDANCE,

OPENS NEW EXPLORATION FRONTIERS

ALL AMOUNTS EXPRESSED IN US DOLLARS

Toronto, February 16, 2022 — Driven by strong performances from its Africa & Middle East and Latin America regions, Barrick’s production in 2021 was in line with guidance for the third successive year. The Company also more than replaced its gold reserves net of depletion at a better grade.

Announcing the annual results, the Company said its reserve replenishment was attributable to continued brownfields exploration success and it was extending its drive for fresh discoveries into new prospective territories. Among other initiatives, it has set up a specialist Asia-Pacific team to identify and evaluate opportunities in that region.

Free cash flow from the operations remained robust and at the year’s end, net cash stood at $130 million after the record cash distribution of $1.4 billion to shareholders. The fourth quarter dividend was increased by 11% to 10 cents per share. Under the Company’s new dividend policy, a base dividend will in future be coupled to a performance dividend linked to the net cash on the balance sheet.1 The Board also approved a share buyback program of up to $1 billion, given our belief that the shares are trading in a price range that does not reflect the value of the Company’s mining and financial assets and future business prospects.

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* QUARTER ON QUARTER

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q4 2021	Q3 2021	2021	2020

Realized gold price[3] ($ per ounce)	1,793	1,771	1,790	1,778

Net earnings ($ millions)	726	347	2,022	2,324

Adjusted net earnings[4] ($ millions)	626	419	2,065	2,042

Net cash provided by operating activities ($ millions)	1,387	1,050	4,378	5,417

Free cash flow[2] ($ millions)	718	481	1,943	3,363

Net earnings per share ($)	0.41	0.20	1.14	1.31

Adjusted net earnings per share[4] ($)	0.35	0.24	1.16	1.15

Attributable capital expenditures[5] ($ millions)	552	456	1,951	1,651

Operating Results	Q4 2021	Q3 2021	2021	2020

Gold

Production[6] (thousands of ounces)	1,203	1,092	4,437	4,760

Cost of sales[6,7] ($ per ounce)	1,075	1,122	1,093	1,056

Total cash costs[6,8] ($ per ounce)	715	739	725	699

All-in sustaining costs[6,8] ($ per ounce)	971	1,034	1,026	967

Copper

Production[6] (millions of pounds)	126	100	415	457

Cost of sales[6,7] ($ per pound)	2.21	2.57	2.32	2.02

C1 cash costs[6,9] ($ per pound)	1.63	1.85	1.72	1.54

All-in sustaining costs[6,9] ($ per pound)	2.92	2.60	2.62	2.23

Q4 and Full Year 2021 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a virtual presentation today at 11:00 EST / 16:00 GMT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

◾	Barrick delivers production in line with guidance for third consecutive year

◾	Nevada Gold Mines achieves highest quarterly production since its formation

◾	Strong Q4 for Lumwana with Jabal Sayid at top end of production guidance range

◾	Attributable group reserves more than replaced depletion at better grade

◾	Reserve replacement and 10 year plan reinforced by a robust pipeline

◾	Generative work drives a newly invigorated exploration team

Leader in Sustainability

◾	TRIFR[10] reduced by over 10% year on year

◾	All operational sites now certified to ISO 45001 and ISO 14001

◾	Water recycling and reuse target beat with an efficiency of 83%

◾	Human Rights Report published in Q4

◾	Barrick continues to set the standard in Biodiversity Management

Delivering Value

◾	Operating cash flow of $1.4 billion and free cash flow[2] of $0.7 billion for the quarter

◾	Net cash of $130 million after record $1.4 billion distribution to shareholders in 2021

◾	2021 net earnings of $1.14 per share and adjusted net earnings of $1.16 per share[4]

◾	New performance dividend policy supported by increased base dividend of $0.10 per share

◾	Share buyback announced for up to $1 billion

BARRICK YEAR-END 2021	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Speaking at the results presentation, president and chief executive Mark Bristow said three years after the Randgold merger, Barrick was clearly achieving its goal of industry-leading value creation and sustainable profitability.

“By any measure, Barrick is clearly the stand-out in its sector. We have what is undoubtedly the best asset base, with six Tier One11 mines, and more waiting in the wings. We have a long record of exploration success and a high-quality target pipeline. In an industry running out of raw material, we keep expanding our reserves. Our strong balance sheet will fund our investment in growth projects. All our mines have 10-year business plans, based not on wishful thinking but on geological understanding, engineering and commercial reality,” he said.

Bristow said Barrick’s 10-year production forecast was based solely on its existing mines and did not take into account the many real growth opportunities that were within its reach. In addition to the potential for further exploration success, the

Company is advancing its pipeline of large growth projects, including Donlin Gold, Pascua-Lama and Norte Abierto, while at the same time working on the resumption of operations at Porgera, currently penciled in for July this year.

“All Barrick’s mines have earned their social license to operate, and we work hard to maintain them. Sustainability is at the heart of our business, and it’s not a virtue-signaling exercise. Caring about the people and the environments impacted by our operations is a moral imperative, but it also makes good commercial sense, as Barrick’s partnership philosophy has proved time and again. This year we’ll again be publishing a detailed Sustainability Report which, among other things, objectively rates our performance against all critical ESG metrics. We’re in the 95th percentile of the Dow Jones Sustainability World Index and in the top 5% for environmental policy and management, mineral waste management, closure and social impact,” he said.

DIVIDEND INCREASED AND

PERFORMANCE DIVIDEND POLICY ESTABLISHED

Barrick today announced the declaration of a dividend in respect of performance for the fourth quarter of 2021 and announced a new performance dividend policy to begin in 2022.

The Barrick Board of Directors declared a dividend of $0.10 per share for the fourth quarter of 2021 that will be paid on March 15, 2022 to shareholders of record at the close of business on February 28, 2022.1 This represents an increase of 11% on the previous base quarterly dividend of $0.09 per share.

Barrick has now established a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong.

“Our strong operating performance and financial strength has allowed us to further increase our base quarterly dividend and provide our shareholders with guidance on additional performance dividends going forward” said senior executive vice-president and chief financial officer Graham Shuttleworth. “In addition to the enhanced dividend, the announcement of a share repurchase program highlights that Barrick continues to be committed to returning value to our shareholders.”

The amount of the performance dividend on a quarterly basis will be based on the amount of net cash on Barrick’s Consolidated Balance Sheet as per the following schedule:

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

BARRICK ANNOUNCES SHARE BUYBACK PROGRAM

The Company plans to undertake a share repurchase program to allow for the buy back of some of its common shares.

Barrick’s Board of Directors has authorized a share repurchase program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months at prevailing market prices in accordance with applicable law.

“We believe that the shares are trading in a price range that does not reflect the value of the Company’s mining and financial assets and future business prospects,” said Mark Bristow, President and Chief Executive Officer. “We have the financial strength to undertake this program.”

Under the program, repurchases can be made from time to time through published markets in the United States such as the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other

BARRICK YEAR-END 2021	3	PRESS RELEASE

means permitted under the rules of the U.S. Securities and Exchange Commission and other applicable legal requirements.

Barrick believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value. The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, prevailing market prices of the common shares, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

RESERVES GROW NET OF DEPLETION

AS FOCUS ON QUALITY OREBODIES DELIVERS RESULTS

Barrick replaced its depletion of gold mineral reserves by 150%, before acquisition and equity changes at South Arturo and Porgera, and improved the quality of its group reserve grade by 3% in 2021.

Reported at $1,200/oz12, attributable proven and probable mineral reserves now stand at 69 million ounces13 at 1.71g/t, increasing from 68 million ounces14 at 1.66 g/t in 2020.

President and chief executive Mark Bristow said in a sector feeling the pinch of dwindling reserves and resources, successful exploration continued to replenish the Company’s asset base and target pipeline, securing its business plans well into the future.

“While we look closely at all new business opportunities, we believe finding our ounces is always better than buying them. That’s why we’re still discovering real value at the end of our drill bits,” he said.

The growth was led by the North America and Africa & Middle East regions, which contributed over 8.4 million ounces13 of attributable proven and probable reserve gains before depletion.

In North America, significant gains were driven by the completion of the updated feasibility study of the Goldrush underground project, which increased Goldrush’s attributable proven and probable mineral reserves by 3.6 million ounces13 to 4.8 million ounces13 at 7.29g/t. At the Turquoise Ridge complex, attributable proven and probable reserves increased by 1.4 million ounces13 before depletion, principally off the back of a revised geological model at Turquoise Ridge Underground.

In Africa, Bulyanhulu completed an updated underground feasibility study on the Deep West portion of the orebody, allowing us to increase attributable proven and probable reserves by 0.77 million ounces13 before depletion through the conversion of inferred mineral resources. Staying in Tanzania, a fully optimized integrated mine plan at North Mara has increased attributable proven and probable reserves by 1.1 million ounces13 before depletion. Our two Tier One mines in Africa also delivered strong results, with Kibali able to more than replace depletion of reserves and Loulo-Gounkoto replenishing 98% of depletion for the year.

Total attributable group gold resources, excluding the impact of disposition and equity changes mainly related to Lagunas Norte and Porgera, grew net of depletion, resulting in a 126%

replacement of depletion. Mineral resources are reported inclusive of reserves and at a gold price of $1,500/oz.12 Attributable measured and indicated gold resources for 2021 stood at 160 million ounces13 at 1.50g/t, with a further 42 million ounces13 at 1.3g/t of inferred resources.

The significant increase in attributable mineral resources was led by the Carlin complex in Nevada where a total of 0.91 million ounces13 of measured and indicated resources and 3.0 million13 ounces of inferred resources were added year-on-year. This was driven by two maiden inferred resource additions, with North Leeville delivering 0.43 million ounces13 at 11.5g/t and Ren contributing 0.76 million ounces13 at 7.3g/t on an attributable basis. Both projects represent future growth for the Carlin complex and drilling continues on both targets, with mineralization open in all directions. The remaining year-on-year growth in attributable mineral resources at the Carlin complex mainly came from the open-pits at Gold Quarry and South Arturo as well as the underground at Leeville and Rita K. Staying in Nevada, the Turquoise Ridge complex also increased year-over-year attributable measured and indicated resources by 1.5 million ounces13 mainly off the back of a revised geological model at Turquoise Ridge Underground.

Copper mineral reserves for 2021 are estimated using a copper price of $2.75 per pound and mineral resources are estimated at $3.50 per pound, both unchanged from 2020.

Attributable proven and probable copper reserves were 12 billion pounds13 at an average grade of 0.38% in 2021. Attributable measured and indicated copper resources were 24 billion pounds13 at an average grade of 0.35%, and inferred copper resources were 2.1 billion pounds13 at an average grade of 0.2% in 2021. Mineral resources are reported inclusive of reserves.

Mineral resource management executive Rodney Quick said, “The geological improvements and remodeling are now starting to make a real impact. The incorporation and integration of mine design optimizations are also driving many of the mineral resource additions. A sound understanding of the geological orebody has been integrated with a better understanding of local variations in the geotechnical and metallurgical disciplines to produce integrated and optimized mine designs.”

BARRICK YEAR-END 2021	4	PRESS RELEASE

SETTING THE PACE IN BIODIVERSITY MANAGEMENT

Through industry-first innovations such as the publication of an annual sustainability scorecard and its science-based roadmap to zero carbon emissions, Barrick continues to demonstrate the integration of ESG principles into every aspect of its business.

It is also a leader in biodiversity conservation, the importance of which, says group sustainability executive Grant Beringer, needs more global recognition.

“We believe biodiversity management is critical not only in the way we adapt to climate change but also in the fight against poverty. That’s why we are partnering with governments, conservation bodies and communities to conserve important habitats in our host countries in Africa, North America and Latin America,” he says.

Garamba National Park, DRC

Since 2014, Kibali has worked with the Garamba National Park to promote conservation and combat poaching. Garamba is one of Africa’s oldest national parks and a UNESCO World Heritage Site. It is home to the DRC’s largest elephant herd as well the critically endangered Kordofan giraffe. Kibali has funded the purchase of elephant tracking collars and their GPS fees and made improvements to roads and bridges to improve the rangers’ access to all parts of the park. Thanks to this combined effort, poaching has been radically reduced, with the last instance recorded in 2019. Our support will also fund a risk-benefit analysis for the re-introduction of white rhinos into the park.

Lumwana Offset Project, Zambia

Barrick has completed an eligibility study on a potential UN REDD+ project to protect forests and woodlands around the Lumwana copper mine, which is situated within the Acres National Forest Reserve. The mine has already implemented beekeeping, horticulture and nursery establishment initiatives as well as a program to curb illegal timber cutting and charcoal production. Any credits Barrick receives from the project will be used to offset hard-to-abate emissions.

Pueblo Viejo, Dominican Republic

This mine is located in a biodiversity hotspot which is home to more than 5,600 plant and 200 bird species. In 2018, a small species of diurnal gecko, classed as critically endangered by the Dominican Republic and the International Union for the Conservation of Nature (IUCN), was detected on the site. Pueblo Viejo commissioned extensive fieldwork as well as genetic and morphological studies to confirm this identification and map the gecko’s distribution. These showed that the size of the population and the extent of its habitat were greater than previously understood, and that Sphaerodactylus Samanensis could be removed from the red list. The research data has been shared with the IUCN.

FINA Reserve, Mali

Barrick has partnered with the government, BIOS and African Parks to restore FINA, which has been impacted by poaching, illegal wood cutting, grazing and farming, to its former glory. They are working together to demarcate and secure the park, curb illegal activities through recruiting rangers and starting aerial patrols, rehabilitate the fauna and flora, establish a proper database and install the infrastructure needed for the proper management of the park. Longer term the aim is to develop eco-tourism, with its potential for local job creation, around the rehabilitated park.

Nevada Gold Mines, USA

Across much of the Great Nevada Basin, the Greater Sage Grouse habitat is in decline due to fires, invasive plant species and human impact. To mitigate the impact of mining on the sagebrush ecosystem, Nevada Gold Mines collaborates with a wide range of partners, including the US Fish and Wildlife Service, the Bureau of Land Management and the Nevada Sagebrush Ecosystem Technical Team. To date, this team effort has rehabilitated more than 11,500 hectares of habitat and the partners are now embarking on research to better understand the birds’ breeding habits.

BARRICK YEAR-END 2021	5	PRESS RELEASE

INTEGRATED PLATFORM DELIVERS

GROUP-WIDE, REAL-TIME DATA

The Barrick/Randgold merger and the subsequent Nevada joint venture with Newmont left the new group with more than 20 separate financial planning, transacting and reporting systems.

Drastically simplifying the global end-to-end solution, with one single model and source of truth for all financial data and operating KPIs, was consequently a critical priority in the quest to make Barrick the world’s leading mining company.

Towards the end of last year, Barrick passed another important milestone in its digital transformation journey with four more sites moving over to the single SAP solution which is now in place across all the Company’s North America, Latin America and Africa assets.

The platform will ultimately consist of three, layered applications: SAP (transactions), OneStream (financial planning, reporting and consolidation) and Xeras (operating cost modelling). Each has been configured to use a standardized language.

“The SAP roll-out was done at an unprecedented pace for an organization with Barrick’s scale,” says senior executive vice-president and chief financial officer Graham Shuttleworth.

“This was achieved by keeping the design consistent and aligning business practices to a standard model. With common data and business processes across all our mines,

we now have the ability to benchmark our operational performance. OneStream has also been successfully implemented globally and the roll-out of Xeras will be completed in the second quarter of this year.”

Vice-president for group integration Nico Hoffman says a single integrated knowledge platform will give Barrick the ability to convert updated mine plans into financial models and roll them up into a consolidated group view, all in a matter of minutes. It can also quickly compare the financial viability of multiple mine planning scenarios and perform what-if analyses to select the best. Measuring key cost drivers in real time enables us to flag issues which require immediate attention.

“The new platform has cut the processes involved from weeks to hours – monthly operating KPIs and financial results are now available within five days instead of weeks – and has significantly improved not only the availability but also the accuracy of our information. It has also provided a robust foundation for our continuing investment in new projects related to data and analytics, benchmarking and efficiency management,” Shuttleworth added.

BIG EXPLORATION DRIVE TARGETS

NEW CANADIAN OPPORTUNITIES

Barrick has established a high-powered exploration team dedicated to discovering new potential Tier One and Tier Two11 opportunities in prospective Canadian belts.

President and chief executive Mark Bristow says the perception that Canada is a mature gold producer is being challenged by new discoveries of deposits with different model styles hosted in unconventional rocks.

To re-evaluate the paradigms and re-set the maturity clock, Barrick has assembled a team of geoscientists with a wide range of specializations, from geophysics through geochemistry to structural geology. To ensure that each opportunity is viewed holistically, the team also includes members with multi-disciplinary skill sets.

Janet Mackie, head of business development and evaluations for Barrick North America, says this cross-functional collaboration enables the team to harness operational experience in determining how best to extract value from orebodies.

“We believe there is significant potential still to be uncovered and the new team has already defined and prioritized geological districts capable of delivering high-quality deposits that meet Barrick’s stringent investment criteria,” says principal geologist David Holder.

Octavia Bath, the mineral resource manager for Barrick North America, says the team is using a rigorous due diligence process to determine the intrinsic value of new opportunities based on their economically extractable reserves and resource upside.

Bristow says Barrick continues to evaluate all promising business opportunities and last year looked closely at a number of projects and operations in Canada, none of which met its investment hurdles. Transactions done by others during this time typically involved substantial premiums which we believe would not deliver value to shareholders.

“We’ve consequently decided to follow our traditional value-creation route through discovery and development. In the short time the team has been in place, we’ve already consolidated an exploration property portfolio of 124,000 hectares and we’re now building on that,” Bristow said.

“I’ve said before that Barrick is under-invested in Canada, our home country, and we mean to correct that. The fact that it is one of the world’s most mining-friendly jurisdictions is also an incentive.”

BARRICK YEAR-END 2021	6	PRESS RELEASE

TANZANIA MINES ADVANCING TO TIER ONE STATUS

North Mara and Bulyanhulu, which were moribund gold mines when Barrick took over their management two years ago, delivered a combined production of more than 500,000 ounces15 in 2021, meeting a key criterion for membership of the Company’s elite Tier One portfolio.

The within-guidance performance was achieved with both mines retaining their ISO 45001 safety and ISO 14001 environmental accreditations, in common with Barrick’s other operations.

North Mara is on track to become a fully integrated mine with the planned commissioning of the Nyabirama pit during the current quarter and the scheduled commencement of the Nyabigena pit in the third quarter of 2022. This is expected to add substantial resources and increased flexibility to its plan.

Bulyanhulu has been re-established as a world-class, low-cost, long-life underground mine as it achieved steady state production on the successful ramp-up of its mining and metallurgical operations in December 2021.

Both mines reported a significant growth of their mineral reserves, net of depletion, for 2021.

Barrick has increased its footprint around Bulyanhulu through the acquisition of six highly prospective licenses bordering the mine, and its exploration teams are also looking elsewhere in Tanzania for new opportunities.

Barrick president and chief executive Mark Bristow said the mines’ performance had been supported by reinforced

Covid-19 protocols and the roll-out of vaccines to its workforce, 26.45% of whom have already been partially vaccinated and 20.25% fully vaccinated. Barrick is working closely with the country’s health authorities to supply four PCR machines to hospitals around the mines.

The mines also continued to recruit and upskill local people. Tanzanian nationals now account for 96% of their workforce, with 41% drawn from the surrounding villages. They are also strengthening their partnerships with local suppliers. Since Barrick re-entered Tanzania in 2019, it has spent more than $1.8 billion in taxes, salaries and payments to local businesses. It has also invested $6.7 million in community education, health and infrastructure projects.

Referring to Barrick’s recently published Human Rights Report, Bristow said the environmental and other issues it had inherited from the mines’ previous operators had been or were being settled.

The Company’s significant progress on this front was exemplified by last month’s landmark completion of the restoration of North Mara’s tailings facility pond to within its permitted design capacity, Bristow said. The rehabilitated facility has been complemented by a new high recovery water treatment plant.

KIBALI DELIVERS ANOTHER STELLAR PERFORMANCE

The Kibali gold mine produced a total of 812,152 ounces15, well within guidance for 2021, and increased its mineral reserves net of depletion for the third successive year, maintaining its plus 10-year life as one of Barrick’s Tier One assets.

Barrick president and chief executive Mark Bristow noted that this performance, which grew steadily stronger during the year, was achieved with no lost time injuries during the last quarter. Like all Barrick’s mines worldwide, Kibali retained its ISO 45001 safety and ISO 14001 environmental accreditations.

At the same time, Kibali continued to lead the group’s clean energy drive with power sourced from its three continuously upgraded hydropower stations supported by new back-up battery technology.

“Kibali’s performance was supported by reinforced Covid-19 protocols to deal with the fourth wave of the virus. The mine worked closely with the DRC’s health authorities and the provincial government to source vaccines and to date has partially vaccinated 60% of its workforce, with 43% of the workforce fully vaccinated,” Bristow said.

“It also strengthened its local business partnerships to build a sustainable economy in the region. During Q4 it spent $40.6 million with local contractors and suppliers, bringing the total since the start of Kibali to $2.1 billion. To date, Kibali has invested some $3.7 billion in the DRC in the form of taxes, permits, infrastructure, salaries and payments to local partners.”

During the fourth quarter Kibali paid a dividend of $170 million to shareholders of Barrick, AngloGold Ashanti and government parastatal, SOKIMO, bringing the total distribution for the year to $200 million. Bristow said Barrick and the Congolese authorities were working together on a program to release cash for the repayment of offshore loans.

During the quarter Kibali launched the Garamba Alliance, a biodiversity partnership with the US Agency for International Development (USAID) designed to preserve this World Heritage park through anti-poaching actions and other conservation initiatives. This partnership is also designed to secure a sustainable economic future for the local community surrounding the park.

Looking ahead, Bristow said underground drilling at the KCD orebody was defining a new high-grade lode above the base of the shaft infrastructure. This was an exciting discovery which could add an entirely new orebody to the existing KCD series of orebodies.

BARRICK YEAR-END 2021	7	PRESS RELEASE

NEW HIGH-GRADE RESOURCE

POINTS TO SIGNIFICANT UPSIDE IN CARLIN TREND

North Leeville’s maiden resource confirms that this target is rapidly becoming a new high-grade orebody with significant growth potential within Nevada Gold Mines’ Carlin Trend, already one of the world’s most prolific gold districts.

The Trend hosts eight major gold deposits within the 12-kilometre Post-Genesis Fault and three more, including Leeville, in the 6-kilometre Leeville Fault acting as feeders of a giant hydrothermal system. Past production exceeds 95 million ounces, with current measured and indicated resources standing at 32 million ounces15,16,17 and inferred resources at 7.5 million ounces.15,16

When Barrick and Newmont merged their Nevada assets, there were strong indications of significant potential between North and Greater Leeville, based on drill intercepts at North Leeville that could not be explained by the existing geological model.

“We implemented a strategy focused on understanding the mineralization controls which validated the historic intercepts, upgraded our knowledge of the controls and identified two high-grade priority areas,” says MRM growth manager Adrian Williams.

“Detailed logging led to a step change in our understanding of the mineralization and formed the basis of a new model which was successfully tested last year with a nine-hole drilling program that also delivered one of the best intercepts in the Carlin Trend’s history: 56.7m at 28.39g/t.”18

This led to a declaration of a maiden high-grade inferred resource of 0.7 million ounces at 11.6 g/t13,15, representing what is predicted to be the beginning of long-term growth at North Leeville specifically and the Greater Leeville area generally. At the same time, continued exploration at Leeville over the past three years has led to a net increase in reserves of 0.3 million ounces13,15 and in measured and indicated resources of 1.7 million ounces13,15,17 after depletion of ~1.3 million ounces through mining.

As a result, two new drives are currently advancing to the north to support underground conversion drilling while surface drilling continues to expand the North Leeville resource. The two drives are expected to reach the southern margin of North Leeville later this year.

“Most importantly, new geological models have opened significant high-grade potential in multiple directions at both North Leeville and in the Greater Leeville area. The presence of fertile high-angle structural conduits intersecting a pre-mineral intrusive stock is a mirror image of the Deep Post and Deep Star orebodies, two of the richest ever discoveries on the Carlin Trend,” says district exploration geologist Kendle Fraley.

Barrick president and chief executive Mark Bristow says the creation of the Nevada Gold Mines joint venture was driven by the opportunity to unlock value through the combination of the two companies’ assets in the state.

“The Carlin Trend is one of the world’s geological marvels, comparable to the Witwatersrand in its heyday. The strategies and skills we’ve been able to bring to bear on this unique endowment are ensuring that it’s the gift that will keep on giving,” he says.

CHRISTINE KEENER APPOINTED CHIEF OPERATING

OFFICER FOR BARRICK NORTH AMERICA

Christine Keener has been appointed chief operating officer of Barrick’s North American region with effect from February this year.

Christine Keener has been appointed chief operating officer of Barrick’s North American region with effect from February this year.

Christine brings a diversified background having worked in finance, strategy, a number of commercial roles and more recently in operations. She was formerly vice president, Europe and North America, for Alcoa and before that worked as a certified public accountant for PricewaterhouseCoopers. She holds an MBA from Carnegie Mellon University and a Bachelor in Science in Accounting from Grove City College.

Announcing the appointment, president and chief executive Mark Bristow said Ms Keener had a 21-year record of improving results in each of her roles at Alcoa.

“She has a deep commitment to business outcomes and is highly focused on delivery. Ms Keener is able to find opportunities for improvement and then to implement them with great determination. She will be a very valuable addition to our executive team,” he said.

BARRICK YEAR-END 2021	8	PRESS RELEASE

NEVADA GOLD MINES AND EMPLOYEES CONTRIBUTE OVER $780,000 TO 580 NON-PROFIT ORGANIZATIONS IN PAST YEAR

Nevada Gold Mines’ (NGM) Workplace Giving program, the Heritage Fund, contributed over $780,000 to 580 non-profit organizations in its inaugural year. The program was launched in December 2020 with an initial $25 gift from the company to all employees to kick off their giving. NGM also matches all donations made by employees to qualified non-profits at 120%. The mission of the Heritage Fund is to support local communities.

“The Heritage Fund is just one of the many ways we are working to support Nevada,” says Greg Walker, NGM executive managing director. “It’s a convenient avenue for our 1,900 registered employees to give to non-profits they are passionate about while also addressing the important needs of our communities. The causes often assist critical health and human services, important educational and environmental initiatives, community development, and even wildlife and habitat improvement.”

BRISTOW KEY SPEAKER AT SAUDI ARABIA FUTURE MINERALS FORUM

Barrick president and CEO Mark Bristow gave a keynote presentation and joined government and international mining leaders on two keynote panel discussions during the Future Minerals Forum in Riyadh.

“Saudi Arabia is saying it is going to help in unlocking its mineral endowment. I think that’s the future of mining and it’s going to change this part of the world,” Mark Bristow told the conference. “This is probably the first time I’ve seen a country reaching out to the mining industry to start and encourage a partnership. It’s a great first step.”

On the panel on Positioning the Industry as Leaders on Sustainability and Development Partnerships, Bristow said: “Shareholders are important of course. They are the owners of our companies. But there are other stakeholders that are equally important like our host countries, like the communities, like all other interest groups in society, and as miners it is our responsibility to embrace all of them.” He added: “In this modern world, if you want to be acceptable to society and younger generations you need to embrace sustainability. If you’re going to be sustainable you need to be accountable. If you’re accountable, you need to be responsible.”

In the discussion of Investing in the Region Bristow said: “The point of partnerships is that if you want to be a world-class mining business that’s going to be acceptable to future generations, that partnership has to include host country leadership.”

HUMAN RIGHTS REPORT

To coincide with the United Nations’ Human Rights Day in December 2021, Barrick published its report on Human Rights, outlining the Company’s updated policies and standards and their implementation since the merger with Randgold Resources.

In the report, president and chief executive Mark Bristow said that recognizing and respecting human rights was a core value for Barrick, and its Human Rights Policy was one of the first the group updated following the merger. It is codified in Barrick’s standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights (UNGPs), the Voluntary Principles on Security and Human Rights (VPs) and the OECD Guidelines for Multinational Enterprises.

“Our policy, simply put, is to respect the human rights of all individuals impacted by our operations, including employees, contractors and external stakeholders. The policy is guided by our philosophy of building mutually beneficial relationships with our local communities,” Bristow said.

The report also provides an insight into Barrick’s key human rights focuses such as non-discrimination in the workplace, health and safety, working conditions, resettlement, security, water and the rights of indigenous people.

BARRICK YEAR-END 2021	9	PRESS RELEASE

Appendix 1

2022 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2022 forecast attributable production (000s ozs)	2022 forecast cost of sales[7] ($/oz)	2022 forecast total cash costs[8] ($/oz)	2022 forecast all-in sustaining costs[8] ($/oz)
Carlin (61.5%)[19]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[20]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620
Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590
North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[21]	—	—	—	—
Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480
Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030
Total attributable to Barrick[22,23,24]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

COPPER PRODUCTION AND COSTS

	2022 forecast attributable production (M lbs)	2022 forecast cost of sales[7] ($/lb)	2022 forecast C1 cash costs[8] ($/lb)	2022 forecast all-in sustaining costs[8] ($/lb)
Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60
Total Copper[23]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

ATTRIBUTABLE CAPITAL EXPENDITURES[5]

(millions)
Attributable minesite sustaining[5,25]		1,350 - 1,550

Attributable project[5,25]		550 - 650

Total attributable capital expenditures[5]		1,900 - 2,200

2022 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2022 guidance assumption	Hypothetical change	Impact on EBITDA[26] (millions)	Impact on TCC and AISC[8,9]
Gold price sensitivity	$1,700/oz	+/- $100/oz	+/-$580	+/-$5/oz

Copper price sensitivity	$4.00/lb	+/-$0.25/lb	+/- $60	+/-$0.01/lb

BARRICK YEAR-END 2021	10	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change
Nevada Gold Mines (61.5%)[a]

Gold produced (000s oz attributable basis)	604	495	22%	2,036	2,131	(4%)

Gold produced (000s oz 100% basis)	981	805	22%	3,311	3,467	(4%)

Cost of sales ($/oz)	1,023	1,123	(9%)	1,072	1,029	4%

Total cash costs ($/oz)[b]	687	734	(6%)	705	702	0%

All-in sustaining costs ($/oz)[b]	893	975	(8%)	949	941	1%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	295	209	41%	923	1,024	(10%)

Gold produced (000s oz 100% basis)	479	340	41%	1,501	1,665	(10%)

Cost of sales ($/oz)	899	1,017	(12%)	968	976	(1%)

Total cash costs ($/oz)[b]	728	814	(11%)	782	790	(1%)

All-in sustaining costs ($/oz)[b]	950	1,124	(15%)	1,087	1,041	4%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	169	130	30%	509	491	4%

Gold produced (000s oz 100% basis)	275	212	30%	828	799	4%

Cost of sales ($/oz)	984	1,164	(15%)	1,122	958	17%

Total cash costs ($/oz)[b]	657	800	(18%)	763	678	13%

All-in sustaining costs ($/oz)[b]	853	1,065	(20%)	1,013	998	2%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	82	82	0%	334	330	1%

Gold produced (000s oz 100% basis)	133	134	0%	543	537	1%

Cost of sales ($/oz)	1,194	1,169	2%	1,122	1,064	5%

Total cash costs ($/oz)[b]	819	788	4%	749	711	5%

All-in sustaining costs ($/oz)[b]	996	943	6%	892	798	12%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	25	31	(19%)	109	126	(13%)

Gold produced (000s oz 100% basis)	41	50	(19%)	178	205	(13%)

Cost of sales ($/oz)	2,047	1,777	15%	1,922	1,772	8%

Total cash costs ($/oz)[b]	443	499	(11%)	398	649	(39%)

All-in sustaining costs ($/oz)[b]	614	582	5%	533	814	(35%)

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	33	43	(23%)	161	160	1%

Gold produced (000s oz 100% basis)	53	69	(23%)	261	261	1%

Cost of sales ($/oz)	999	796	26%	739	869	(15%)

Total cash costs ($/oz)[b]	325	201	62%	188	236	(20%)

All-in sustaining costs ($/oz)[b]	384	251	53%	238	405	(41%)
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	107	127	(16%)	488	542	(10%)

Gold produced (000s oz 100% basis)	178	212	(16%)	814	903	(10%)

Cost of sales ($/oz)	987	895	10%	896	819	9%

Total cash costs ($/oz)[b]	612	521	17%	541	504	7%

All-in sustaining costs ($/oz)[b]	858	728	18%	745	660	13%

BARRICK YEAR-END 2021	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/21	09/30/21	Change	12/31/21	12/31/20	Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	126	137	(8%)	560	544	3%

Gold produced (000s oz 100% basis)	158	171	(8%)	700	680	3%

Cost of sales ($/oz)	1,139	1,109	3%	1,049	1,060	(1%)

Total cash costs ($/oz)[b]	685	708	(3%)	650	666	(2%)

All-in sustaining costs ($/oz)[b]	822	1,056	(22%)	970	1,006	(4%)
Kibali (45%)

Gold produced (000s oz attributable basis)	94	95	(1%)	366	364	1%

Gold produced (000s oz 100% basis)	209	209	(1%)	812	808	1%

Cost of sales ($/oz)	979	987	(1%)	1,016	1,091	(7%)

Total cash costs ($/oz)[b]	582	597	(3%)	627	608	3%

All-in sustaining costs ($/oz)[b]	776	751	3%	818	778	5%
Veladero (50%)

Gold produced (000s oz attributable basis)	61	48	27%	172	226	(24%)

Gold produced (000s oz 100% basis)	122	96	27%	344	452	(24%)

Cost of sales ($/oz)	1,279	1,315	(3%)	1,256	1,151	9%

Total cash costs ($/oz)[b]	834	882	(5%)	816	748	9%

All-in sustaining costs ($/oz)[b]	1,113	1,571	(29%)	1,493	1,308	14%
Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	—	—	86	(100%)

Gold produced (000s oz 100% basis)	—	—	—	—	181	(100%)

Cost of sales ($/oz)	—	—	—	—	1,225	(100%)

Total cash costs ($/oz)[b]	—	—	—	—	928	(100%)

All-in sustaining costs ($/oz)[b]	—	—	—	—	1,115	(100%)
Tongon (89.7%)

Gold produced (000s oz attributable basis)	50	41	22%	187	255	(27%)

Gold produced (000s oz 100% basis)	56	45	22%	209	284	(27%)

Cost of sales ($/oz)	1,494	1,579	(5%)	1,504	1,334	13%

Total cash costs ($/oz)[b]	1,205	1,139	6%	1,093	747	46%

All-in sustaining costs ($/oz)[b]	1,301	1,329	(2%)	1,208	791	53%
Hemlo

Gold produced (000s oz)	35	26	35%	150	223	(33%)

Cost of sales ($/oz)	1,770	1,870	(5%)	1,693	1,256	35%

Total cash costs ($/oz)[b]	1,481	1,493	(1%)	1,388	1,056	31%

All-in sustaining costs ($/oz)[b]	1,938	2,276	(15%)	1,970	1,423	38%
North Mara

Gold produced (000s oz attributable basis)	69	66	5%	260	261	0%

Gold produced (000s oz 100% basis)	82	79	5%	309	311	0%

Cost of sales ($/oz)	858	993	(14%)	966	992	(3%)

Total cash costs ($/oz)[b]	679	796	(15%)	777	702	11%

All-in sustaining costs ($/oz)[b]	1,033	985	5%	1,001	929	8%

BARRICK YEAR-END 2021	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/21	09/30/21	Change	12/31/21	12/31/20	Change
Buzwagi[f]

Gold produced (000s oz attributable basis)		4		40	84	(52%)

Gold produced (000s oz 100% basis)		5		47	100	(52%)

Cost of sales ($/oz)		1,000		1,334	1,021	31%

Total cash costs ($/oz)[b]		967		1,284	859	49%

All-in sustaining costs ($/oz)[b]		970		1,291	871	48%
Bulyanhulu

Gold produced (000s oz attributable basis)	57	53	8%	178	44	304%

Gold produced (000s oz 100% basis)	68	63	8%	212	52	304%

Cost of sales ($/oz)	956	1,073	(11%)	1,079	1,499	(28%)

Total cash costs ($/oz)[b]	567	724	(22%)	709	832	(15%)

All-in sustaining costs ($/oz)[b]	897	827	8%	891	895	0%
Total Attributable to Barrick[g]

Gold produced (000s oz)	1,203	1,092	10%	4,437	4,760	(7%)

Cost of sales ($/oz)[h]	1,075	1,122	(4%)	1,093	1,056	4%

Total cash costs ($/oz)[b]	715	739	(3%)	725	699	4%

All-in sustaining costs ($/oz)[b]	971	1,034	(6%)	1,026	967	6%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of Barrick’s Q4 2021 MD&A.

c.

Includes our share of South Arturo. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting the third quarter of 2020.

f.	With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

g.

Excludes Pierina, Golden Sunlight, Morila (40%) and Lagunas Norte for all periods and Buzwagi starting in the fourth quarter of 2021 as these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021 and Morila was divested in November 2020.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	13	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/21	09/30/21	Change	12/31/21	12/31/20	Change
Lumwana

Copper production (millions lbs)	78	57	37%	242	276	(12%)

Cost of sales ($/lb)	2.16	2.54	(15%)	2.25	2.01	12%

C1 cash costs ($/lb)[a]	1.54	1.76	(13%)	1.62	1.56	4%

All-in sustaining costs ($/lb)[a]	3.29	2.68	23%	2.80	2.43	15%
Zaldívar (50%)

Copper production (millions lbs attributable basis)	27	24	13%	97	106	(8%)

Copper production (millions lbs 100% basis)	54	48	13%	193	212	(8%)

Cost of sales ($/lb)	3.14	3.13	0%	3.19	2.46	30%

C1 cash costs ($/lb)[a]	2.35	2.33	1%	2.38	1.79	33%

All-in sustaining costs ($/lb)[a]	3.42	2.77	23%	2.94	2.25	31%
Jabal Sayid (50%)

Copper production (millions lbs attributable basis)	21	19	11%	76	75	1%

Copper production (millions lbs 100% basis)	42	38	11%	152	150	1%

Cost of sales ($/lb)	1.36	1.51	(10%)	1.38	1.42	(3%)

C1 cash costs ($/lb)[a]	1.11	1.35	(18%)	1.18	1.11	6%

All-in sustaining costs ($/lb)[a]	1.27	1.55	(18%)	1.33	1.24	7%
Total Copper

Copper production (millions lbs)	126	100	26%	415	457	(9%)

Cost of sales ($/lb)[b]	2.21	2.57	(14%)	2.32	2.02	15%

C1 cash costs ($/lb)[a]	1.63	1.85	(12%)	1.72	1.54	12%

All-in sustaining costs ($/lb)[a]	2.92	2.60	12%	2.62	2.23	17%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 9494 to 120 of Barrick’s Q4 2021 MD&A.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	14	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

Endnote 1

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Endnote 2

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net cash provided by operating activities	1,387	1,050	4,378	5,417	2,833

Capital expenditures	(669)	(569)	(2,435)	(2,054)	(1,701)
Free cash flow	718	481	1,943	3,363	1,132

Endnote 3

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2021	15	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/ pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/21	9/30/21	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19	12/31/21	12/31/20	12/31/19
Sales	2,977	2,531	263	209	10,738	11,670	9,186	962	697	393

Sales applicable to non-controlling interests	(931)	(799)	0	0	(3,323)	(3,494)	(1,981)	0	0	0

Sales applicable to equity method investments[a,b]	172	166	222	154	660	648	543	707	483	492

Realized non-hedge gold/copper derivative gains	0	0	0	0	0	0	1	0	0	0

Sales applicable to sites in care and maintenance[c]	(8)	(11)	0	0	(88)	(170)	(140)	0	0	0

Treatment and refining charges	1	9	39	42	10	7	0	161	157	99
Other[d]	2	0	0	0	2	13	22	0	0	0
Revenues – as adjusted	2,213	1,896	524	405	7,999	8,674	7,631	1,830	1,337	984
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,234	1,071	113	101	4,468	4,879	5,467	423	457	355
Realized gold/copper price per ounce/pound[e]	1,793	1,771	4.63	3.98	1,790	1,778	1,396	4.32	2.92	2.77

a.

Represents sales of $172 million and $661 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $166 million; 2020: $648 million; 2019: $505 million) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $39 million) applicable to our 40% equity method investment in Morila for gold. Represents sales of $119 million and $423 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $108 million; 2020: $298 million; 2019: $343 million) applicable to our 50% equity method investment in Zaldívar and $111 million and $305 million, respectively (September 30, 2021: $50 million; 2020: $204 million; 2019: $168 million) applicable to our 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019, and Buzwagi starting in the fourth quarter of 2021 up until its divestiture in June 2021 from the calculation of realized price per ounce. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net earnings attributable to equity holders of the Company	726	347	2,022	2,324	3,969

Impairment charges (reversals) related to long-lived assets[a]	14	10	(63)	(269)	(1,423)

Acquisition/disposition gains[b]	(198)	(5)	(213)	(180)	(2,327)

Loss on currency translation	13	5	29	50	109

Significant tax adjustments[c]	(29)	45	125	(119)	34

Other expense (income) adjustments[d]	36	12	73	71	(687)

Tax effect and non-controlling interest[e]	64	5	92	165	1,227

Adjusted net earnings	626	419	2,065	2,042	902

Net earnings per share[f]	0.41	0.20	1.14	1.31	2.26

Adjusted net earnings per share[f]	0.35	0.24	1.16	1.15	0.51

a.	Net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte in the current year and primarily relate to our Tanzanian assets in the prior year.

BARRICK YEAR-END 2021	16	PRESS RELEASE

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Lone Tree in the fourth quarter of 2021, while the prior year mainly relates to the gains on the sale of Eskay Creek, Massawa, Morila and Bullfrog.

c.

Significant tax adjustments in the current year primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions. In 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for both the current and prior year primarily relate to care and maintenance expenses at Porgera. The current year periods were also impacted by a $25 million litigation settlement. The prior year was further impacted by the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

e.	Tax effect and non-controlling interest for the current year primarily relates to acquisition/disposition gains.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 5

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid.

Endnote 6

On an attributable basis.

Endnote 7

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 8

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although a standardized definition of all-in sustaining costs was published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2021	17	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Cost of sales applicable to gold production		1,771	1,601	6,504	6,832	6,514

Depreciation		(512)	(475)	(1,889)	(1,975)	(1,902)

Cash cost of sales applicable to equity method investments		52	51	217	222	226

By-product credits		(70)	(86)	(285)	(228)	(138)

Realized losses on hedge and non-hedge derivatives	a	0	0	0	0	1

Non-recurring items	b	0	0	0	1	(55)

Other	c	(7)	14	(48)	(129)	(102)

Non-controlling interests	d	(351)	(314)	(1,261)	(1,312)	(878)
Total cash costs		883	791	3,238	3,411	3,666
General & administrative costs		39	27	151	185	212

Minesite exploration and evaluation costs	e	12	20	64	79	69

Minesite sustaining capital expenditures	f	431	386	1,673	1,559	1,320

Sustaining leases		13	9	41	31	27

Rehabilitation - accretion and amortization (operating sites)	g	12	14	50	46	65

Non-controlling interest, copper operations and other	h	(191)	(140)	(636)	(594)	(470)
All-in sustaining costs		1,199	1,107	4,581	4,717	4,889
Global exploration and evaluation and project expense	e	70	47	223	216	273

Community relations costs not related to current operations		0	0	0	1	2

Project capital expenditures	f	234	179	747	471	370

Non-sustaining leases		0	0	0	4	0

Rehabilitation - accretion and amortization (non-operating sites)	g	2	4	13	10	22

Non-controlling interest and copper operations and other	h	(71)	(53)	(240)	(157)	(105)
All-in costs		1,434	1,284	5,324	5,262	5,451
Ounces sold - equity basis (000s ounces)	i	1,234	1,071	4,468	4,879	5,467
Cost of sales per ounce	j,k	1,075	1,122	1,093	1,056	1,005
Total cash costs per ounce	k	715	739	725	699	671

Total cash costs per ounce (on a co-product basis)	k,l	753	794	765	727	689
All-in sustaining costs per ounce	k	971	1,034	1,026	967	894

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,009	1,089	1,066	995	912
All-in costs per ounce	k	1,162	1,199	1,192	1,079	996

All-in costs per ounce (on a co-product basis)	k,l	1,200	1,254	1,232	1,107	1,014

a.	Realized losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2021, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $nil), and realized non-hedge losses of $nil and $nil for the three months and year ended December 31, 2021, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $1 million). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring.

c.	Other

Other adjustments for the three months and year ended December 31, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021, which are producing incidental ounces, of $7 million and $51 million, respectively (September 30, 2021: $6 million; 2020: $104 million; 2019: $92 million).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $527 million and $1,923 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $481 million; 2020: $1,959 million; 2019: $1,306 million). Non-controlling interests include Nevada Gold Mines from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). Refer to note 5 to the Financial Statements for further information.

BARRICK YEAR-END 2021	18	PRESS RELEASE

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 85 of Barrick’s Q4 2021 MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, the development of the Gounkoto underground and the Veladero Phase 7 expansion. Refer to page 84 of Barrick’s Q4 2021 MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo) from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
General & administrative costs	(4)	(4)	(21)	(25)	(58)

Minesite exploration and evaluation costs	(2)	(7)	(19)	(25)	(16)

Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(14)	(14)	(13)

Minesite sustaining capital expenditures	(182)	(125)	(582)	(530)	(383)
All-in sustaining costs total	(191)	(140)	(636)	(594)	(470)
Global exploration and evaluation and project costs	(6)	(4)	(19)	(25)	(54)

Project capital expenditures	(65)	(49)	(221)	(132)	(51)
All-in costs total	(71)	(53)	(240)	(157)	(105)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $7 million and $20 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $6 million; 2020: $18 million; 2019: $113 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $nil; 2019: $1 million); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $22 million; 2019: $23 million); and starting in the fourth quarter of 2019 up until its divestiture in June 2021, Lagunas Norte of $nil and $37 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $92 million; 2019: $26 million), and Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $nil; 2019: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
By-product credits	70	86	285	228	138

Non-controlling interest	(25)	(27)	(108)	(92)	(48)
By-product credits (net of non-controlling interest)	45	59	177	136	90

Endnote 9

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value. Management believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will enable investors to better understand the operating performance of our

BARRICK YEAR-END 2021	19	PRESS RELEASE

copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended

($ millions, except per pound information in dollars)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19

Cost of sales	134	162	569	556	361

Depreciation/amortization	(43)	(60)	(197)	(208)	(100)

Treatment and refinement charges	39	42	161	157	99

Cash cost of sales applicable to equity method investments	88	74	313	267	288

Less: royalties and production taxes[a]	(28)	(27)	(103)	(54)	(35)

By-product credits	(6)	(2)	(15)	(15)	(9)

Other	0	0	0	0	(5)

C1 cash cost of sales	184	189	728	703	599

General & administrative costs	5	3	17	18	19

Rehabilitation - accretion and amortization	2	1	6	8	15

Royalties and production taxes	28	27	103	54	35

Minesite exploration and evaluation costs	5	3	14	5	6

Minesite sustaining capital expenditures	104	40	234	223	215

Sustaining leases	3	2	9	9	5

Inventory write-downs	0	0	0	0	0

All-in sustaining costs	331	265	1,111	1,020	894

Pounds sold - consolidated basis (millions pounds)	113	101	423	457	355

Cost of sales per pound[b,c]	2.21	2.57	2.32	2.02	2.14

C1 cash costs per pound[b]	1.63	1.85	1.72	1.54	1.69

All-in sustaining costs per pound[b]	2.92	2.60	2.62	2.23	2.52

a.

For the three months and year ended December 31, 2021, royalties and production taxes include royalties of $28 million and $103 million, respectively (September 30, 2021: $27 million, 2020: $54 million and 2019: $34 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 10

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 11

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

BARRICK YEAR-END 2021	20	PRESS RELEASE

Endnote 12

Unchanged from 2020.

Endnote 13

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05 g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing 5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3 g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 129 to 137 of Barrick’s Fourth Quarter and Year-End 2021 Report.

Endnote 14

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2020. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold. Complete mineral reserve and mineral resource data as of December 31, 2020 for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 34 to 47 of Barrick’s 2020 Annual Information Form/Form 40-F.

Endnote 15

On a 100% basis.

Endnote 16

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Measured resources of 84 million tonnes grading 4.68 g/t, representing 13 million ounces of gold. Indicated resources of 270 million tonnes grading 2.20 g/t, representing 19 million ounces of gold. Inferred resources of 110 million tonnes grading 2.1 g/t, representing 7.5 million ounces of gold. Complete mineral reserve and mineral resource data for Carlin, including tonnes, grades, and ounces, can be found on pages 129 to 137 of Barrick’s Fourth Quarter and Year-End 2021 Report.

Endnote 17

Measured and indicated resources are reported inclusive of proven and probable reserves.

Endnote 18

North Leeville Significant Interceptsa

Drill Results from Q4 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
NLX-00010	117	(72)	791.6 - 848.3	56.7	28.39

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (NLX - North Leeville) followed by hole number.
c.	True widths of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this press release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on North Leeville conform to industry accepted quality control methods.

BARRICK YEAR-END 2021	21	PRESS RELEASE

Endnote 19

Includes our share of South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the exchange transaction which closed on October 14, 2021. Please refer to page 37 of Barrick’s Q4 2021 MD&A for more details.

Endnote 20

Includes Goldrush.

Endnote 21

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following the execution of the definitive agreements to implement the binding February 2022 Porgera Project Commencement Agreement (which replaces the Framework Agreement signed in April 2021) with the Government of Papua New Guinea and the finalization of a timeline for the resumption of full mine operations.

Endnote 22

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 23

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The company-wide 2021 results and 2022 guidance ranges exclude Pierina, Lagunas Norte, Golden Sunlight, and include Buzwagi until the end of the third quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.

Endnote 24

Includes corporate administration costs.

Endnote 25

Starting with the Q4 2021 MD&A, we have included minesite sustaining capital expenditures and project capital expenditures as non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current planned production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19

Minesite sustaining capital expenditures	431	386	1,673	1,559	1,320

Project capital expenditures	234	179	747	471	370

Capitalized interest	4	4	15	24	11

Total consolidated capital expenditures	669	569	2,435	2,054	1,701

Endnote 26

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity

BARRICK YEAR-END 2021	22	PRESS RELEASE

method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19

Net earnings	1,152	612	3,288	3,614	4,574

Income tax expense	304	323	1,344	1,332	1,783

Finance costs, net[a]	74	80	307	306	394

Depreciation	557	538	2,102	2,208	2,032

EBITDA	2,087	1,553	7,041	7,460	8,783

Impairment charges (reversals) of long-lived assets[b]	14	10	(63)	(269)	(1,423)

Acquisition/disposition gains[c]	(198)	(5)	(213)	(180)	(2,327)

Loss on currency translation	13	5	29	50	109

Other expense (income) adjustments[d]	36	12	73	71	(687)

Income tax expense, net finance costs[a], and depreciation from equity investees	118	94	391	360	378

Adjusted EBITDA	2,070	1,669	7,258	7,492	4,833

a.	Finance costs exclude accretion.
b.	Net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte in the current year and primarily relate to our Tanzanian assets in the prior year.
c.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Lone Tree in the fourth quarter of 2021, while the prior year mainly relates to the gains on the sale of Eskay Creek, Massawa, Morila and Bullfrog.

d.

Other expense adjustments for both the current and prior year primarily relate to care and maintenance expenses at Porgera. The current year periods were also impacted by a $25 million litigation settlement. The prior year was further impacted by the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

BARRICK YEAR-END 2021	23	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

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or

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Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

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Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “goal”, “target”, “plan”, “opportunities”, “guidance”, “project”, “potential”, “possibility”, “future”, “prospective”, “will”, “may”, “could” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; Barrick’s 10-year production profile and our pipeline of large growth projects at or near existing operations, including Donlin Gold, Pascua-Lama and Norte Abierto; our ability to convert resources into reserves and replace reserves net of depletion from production; Barrick’s global exploration strategy and planned exploration activities, including in new prospective territories, at North Leeville and in the Asia-Pacific region; the status of North Mara and Bulyanhulu as potential Tier One mines; the duration of the temporary suspension of operations at Porgera and timeline to recommence operations, including the potential to restart operations in July 2022; steps required prior to the distribution of cash and equivalents held at Kibali in banks in the Democratic Republic of Congo; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including biodiversity initiatives in our local communities; plans to repurchase Barrick shares pursuant to the share buyback program, which does not obligate the Company to acquire any particular number of common shares and which may be suspended or discontinued at any time at the Company’s discretion; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

    Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

    Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

    We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.